UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2023

(Amounts expressed in millions of Chilean Pesos – Ch$ million)

EXECUTIVE SUMMARY

•	Net income attributable to the shareholders of Enel Chile S.A. reached a Ch$ 633,456 million profit as of December 2023, 49.4% less than 2022, mainly explained by the US$ 520 million payment made by Shell to Enel Generación Chile that was booked as additional revenue in December 2022 related to their contract amendment, lower gas sales in 2023, and the sale of Enel Transmisión Chile in December 2022. These effects were partially offset by the sale of Arcadia Generación Solar in October 2023. Thus, during Q4 2023, the Company’s net income reached a Ch$ 357,798 million profit, which is 67.6% less than the figure for Q4 2022.

•	When excluding the extraordinary effects primarily related to the sale of Enel Transmisión Chile and Arcadia Generación Solar, and the Group´s decarbonization strategy, the Company’s net earnings decreased 26.4% to Ch$ 479,588 million when compared to the Ch$ 651,374 million adjusted net income as of December 2022. When making the same adjustments to quarterly figures, net income for Q4 2023 reached Ch$ 203,930 million, which is 56.3% less than the Ch$ 466,728 million adjusted net income for Q4 2022.

•	Operating revenues decreased 11.6% to Ch$ 4,380,246 million as of December 2023 mainly due to the additional revenue related to the agreement with Shell booked in December 2022, and lower gas sales in 2023, both in the Generation business segment. Similarly, during Q4 2023, operating revenues decreased 41.2% to Ch$ 1,026,439 million, also mainly due to the additional income referred to above.

•	Procurement and services costs reached Ch$ 2,995,585 million as of December 2023, 11.9% less than the figure for year 2022, mainly explained by lower energy purchase costs, lower fuel consumption costs and gas commercialization costs, all in the Generation business segment. During Q4 2023, procurement and services costs decreased 36.8% to Ch$ 531,486 million, mainly explained by lower energy purchase costs, transportation expenses and gas commercialization costs in the Generation business.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

•	As a result of the factors previously mentioned, the Company´s EBITDA decreased 11.5% to Ch$ 1,038,958 million as of December 2023. During Q4 2023, EBITDA decreased 47.9% to Ch$ 395,485 million, mainly due to the additional revenue booked in December 2022 related to the agreement with Shell.

•	Financial results amounted to a Ch$ 88,384 million expense as of December 2023, which represents a Ch$ 30,555 million improvement when compared to December 2022, mainly explained by greater financial income and a higher positive indexation effect. Similarly, during Q4 2023, financial results improved Ch$ 9,113 million when compared to Q4 2022 reaching a Ch$ 39,391 million expense.

•	During 2023, Enel Chile, through its subsidiary Enel Green Power Chile (EGP Chile), added 555 MW of net additional capacity by completing the Renaico II and La Cabaña wind power plants, El Manzano and Sierra Gorda Solar photovoltaic plants, as well as energy storage systems (BESS La Cabaña) and connecting various PMGD's to the System.

•	In July 2023, Enel Chile signed a contract with Sonnedix, an international renewable energy company, regarding the sale of Enel Chile’s subsidiary Arcadia Generación Solar S.A., owner of four photovoltaic power plants in Atacama and in Antofagasta with a total aggregate 416 MW net installed capacity. The final sale became effective on October 24, having been approved by Chile’s Antitrust authority, Fiscalía Nacional Económica (“FNE” in its Spanish acronym) and having satisfied other conditions precedent customary to this type of transaction. On that same date, Enel Chile received approximately US$ 556 million for its 99.99% ownership share of Arcadia Generación Solar S.A., which had a positive US$ 180 million effect approximately on the Company’s net income for 2023.

BUSINESS SEGMENT SUMMARY

Generation

•	Net electricity generation amounted to 24,122 GWh as of December 2023, 8.6% more (+1,907 GWh) than the figure for 2022, mainly due to higher hydroelectric (+2,440 GWh) and solar (+1,386 GWh) generation as a consequence of greater hydrology and the commissioning of new projects, respectively, which compensated for the lower thermal dispatch during the period (-2,012 GWh) primarily caused by the disconnection of Bocamina 2 in September 2022. During Q4 2023, net electricity generation increased 15.4% (+877 GWh) to 6,572 GWh primarily due to greater hydroelectric, solar and wind generation.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

•	Physical energy sales reached 32,847 GWh as of December 2023, 2.3% greater (+726 GWh) than the figure for 2022, mainly explained by an increase in spot market sales and unregulated customer sales. During Q4 2023, physical energy sales increased 6.4% (+517 GWh) to 8,648 GWh, mainly due to greater spot market and unregulated customer sales.

•	Operating revenues as of December 2023 decreased 15.5% to Ch$ 3,276,387 million when compared to 2022, primarily due to the additional revenue related to the agreement with Shell booked in December 2022 and lower gas sales in 2023. During Q4 2023, operating revenues decreased 46.0% to Ch$ 760,240 million, primarily due the additional revenue booked in 2022 just mentioned and lower energy sales due to a lower average sales price when expressed in Chilean pesos.

•	Procurement and services costs reached Ch$ 2,077,671 million as of December 2023, 19.3% less than the previous year mainly explained by lower energy purchase costs, fuel consumption, and gas commercialization costs. During Q4 2023, procurement and services costs decreased 45.4% to Ch$ 316,343 million primarily due to a more efficient generation mix resulting from better hydrology and the commissioning of new power plant projects, in addition to lower gas commercialization costs.

•	As a result of the abovementioned, EBITDA as of December 31, 2023, of the Company’s Generation business reached Ch$ 991,587 million, 6.4% less than 2022. During Q4 2023, EBITDA declined 47.1% to Ch$ 381,905 million, mainly due to the additional revenue from the Shell agreement booked in December 2022.

	Cumulative			Quarterly
Physical Data	Dec-23	Dec-22	% Change	Q4 2023	Q4 2022	% Change

Total Sales (GWh)	32,847	32,120	2.3%	8,648	8,132	6.4%
Total Generation (GWh)	24,122	22,215	8.6%	6,571	5,695	15.4%

Distribution & Networks

•	Physical sales reached 14,356 GWh as of December 2023, representing a 16.3% reduction (-2,796 GWh) when compared to December 2022, mainly related to changes in the Company’s consolidation perimeter after selling Enel Transmisión Chile in December 2022. Physical sales during Q4 2023 also decreased when compared to the same period of 2022, declining 11.5% (-448 GWh) to 3,445 GWh.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

•	The total number of customers grew 2.4% in 2023 to 2,129,821, mainly residential and commercial customers. Annual energy losses went from 5.1% in December 2022 to 5.3% in December 2023.

•	Operating revenues increased 3.9% in 2023 when compared to 2022 reaching Ch$ 1,511,619 million, mainly due to higher energy sales, partly offset by lower revenue from other services as a consequence of the sale Enel Transmisión Chile in December 2022. Similarly, during Q4 2023, operating revenues reached Ch$ 375,717 million, 2.0% less than the figure for Q4 2022 mainly due to lower revenue from other services just mentioned.

•	Procurement and services costs amounted to Ch$ 1,321,193 million as of December 2023, 10.6% higher than the previous year, mainly due to higher energy purchase costs and transportation expenses. During Q4 2023, procurement and services costs amounted to Ch$ 329,279 million, representing a 3.4% increase when compared to Q4 2022.

•	Consequently, EBITDA of the Distribution and Networks business reached Ch$ 92,378 million as of December 2023, 42.2% less than the figure for 2022, which includes the effect from selling Enel Transmisión Chile mentioned previously. EBITDA for Q4 2023 followed a similar trend reaching Ch$ 23,506 million, representing a 43.0% reduction when compared to Q4 2022.

	Cumulative			Quarterly
Physical Data	Dec-23	Dec-22	% Change	Q4 2023	Q4 2022	% Change

Total Sales (GWh)	14,356	17,152	(16.3%)	3,445	3,893	(11.5%)
Number of Customers	2,129,821	2,079,639	2.4%	2,129,821	2,079,639	2.4%

FINANCIAL SUMMARY- ENEL CHILE

The Company’s gross financial debt as of December 2023 was US$ 4,408 million, US$ 252 million less than the balance as of December 2022. This variation was mainly explained by the following:

-	Full disbursement of Enel Chile’s committed credit line granted by BBVA and Mizuho in April 2023 for US$ 100 million.

-	Financing from the European Investment Bank (EIB) for Enel Chile in July and December 2023 for a total US$ 200 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

-	Full prepayment of Enel Chile’s committed credit line with Enel Finance International in October 2023 for US$ 290 million

-	Amortization of Enel Chile’s debt with Enel Finance International in July 2023 for US$ 200 million.

-	Amortization of Enel Chile’s debt with SMBC in November 2023 for US$ 50 million.

-	Amortization of Enel Generación Chile’s H and M bonds for US$ 42.6 million.

-	A US$ 30.2 million increase in leasing liabilities (IFRS 16).

Liquidity available to Enel Chile is composed of the following:

-	Cash and cash equivalents : US$ 642 million
-	Undisbursed committed credit lines : US$ 729 million

The average cost of Enel Chile’s debt went from 4.1% in December 2022 to 4.9% in December 2023.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swaps and forward contracts that amount to US$ 252 million and US$ 1,251 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Group has interest rate swaps for US$ 50 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the social agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2020, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as accounts receivables in favor of generation companies, limited to a maximum US$ 1,350 million. This limit was reached in January 2022. The balance of these accounts receivable is to be recovered, at the latest, by December 31, 2027.

On September 14, 2020, the National Energy Commission (“CNE” in its Spanish acronym) published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

>	On August 2, 2022, Law 21,472 was published creating a new Tariff Stabilization Fund and a New Transitional Regulated Customer Tariff Stabilization Mechanism. The Law also established a customer protection mechanism to pay the difference between the respective regulated supply contract price and the stabilized tariff. The goal was to avoid increasing customers’ electricity bills during 2022 and allow for gradual increases over the next decade. A US$ 1.8 billion transitional fund was created to accumulate the regulated customer price differences and pay electricity generation companies with a Payment Document in US dollar, transferable, subject to price indexation, issued monthly by the Chilean Treasury Department and secured by a State guarantee to expire in December 2032.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

This fund will be financed with an extra charge billed to final customers based on their level of consumption. Customers whose monthly consumption is less than 350 kWh, and also small companies that consume less than 1,000 kWh are exempt of this additional charge.

The fund is managed by Chile’s treasury department, Tesorería General de la República. It will receive a US$ 20 million fiscal contribution every year until its expiration date set on December 31, 2032, in addition to the US$ 15 million contribution made in 2022. The amount accumulated in excess of the US$ 1,350 million fund established in Law No. 21,185 is subject to this new mechanism created by Law No. 21,472.

On March 14, 2023, the National Energy Commission published Exempt Resolution 86 that establishes technical provisions regarding the implementation of Law No. 21,472. On August 9, 2023, the CNE issued Exempt Resolution 334 that amends and restates the text of Exempt Resolution No. 86 indicating, among other issues, certain provisions, procedures, terms and conditions to adequately implement such Law.

The sale of Enel Transmisión Chile S.A.:

>	On July 28, 2022, Enel Chile signed a Stock Purchase Agreement to sell its entire 99.09% ownership share of Enel Transmisión Chile S.A. (the Sale) to Sociedad Transmisora Metropolitana SpA, controlled by Inversiones Grupo Saesa Ltda. (hereafter Saesa Group). The Sale and subsequent transfer of shares was subject to certain conditions precedent, which included the approval of the transaction by the FNE as established by Law 211/1973.

On December 9, 2022, the Company informed that the conditions precedent previously mentioned had been satisfied and therefore the Sale, amounting to approximately US$ 1,399 million, had become effective.

The sale of Arcadia Generación Solar S.A.:

>	The division of Enel Green Power Chile S.A., and the resulting creation of Arcadia Generación Solar S.A., with the same shareholders and the same number of shares as Enel Green Power S.A., became effective on January 1, 2023. The new company received all the assets and liabilities of Carrera Pinto, Pampa Solar Norte, Diego de Almagro and Domeyko power plants. On October 24, 2023, Enel Chile agreed to sell its entire 99.99% share of Arcadia Generación Solar S.A. to Sonnedix Chile Arcadia SpA and Sonnedix Chile Arcadia Generación SpA for approximately US$ 556 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation segment

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile and Enel Green Power Chile (hereafter EGP Chile) which combined, have a total 8,478 MW[1] net installed capacity as of December 31, 2023. Our generation assets are diversified, and focus on renewable energy, which represents 77%[2] of the Enel Chile’s total net installed capacity. A total of 3,510 MW come from hydroelectric power plants, 1,978 MW from thermal power plants that operate using gas or fuel oil, 1,970 MW from solar power plants, 903 MW from wind farms, 83 MW from geothermal power plants, and 34 MW from energy storage systems (BESS).

The following chart summarizes the physical information of our Generation business segment for the period ended December 31, 2023, and 2022:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Dec-23	Dec-22	% Change	Q4 2023	Q4 2022	% Change	Dec-23	Dec-22

Sistema Eléctrico Nacional (SEN)	32,847	32,120	2.3%	8,648	8,132	6.4%	42.1%	41.7%

Distribution & Networks segment

Our Distribution and Networks business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement for an unlimited period of time to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiary Enel Colina. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area, making it one of the largest electric utility companies for regulated customers in Chile.

[1] Includes an additional 555 MW net capacity during 2023. Additional capacity: when the first wind turbine/photovoltaic field circuits are connected to the network and begin to produce electricity and all wind turbine/photovoltaic field circuits are electromechanically operational. Capacity to be declared as “Additional” refers to the nominal capacity that is electromechanically operational.

[2] Refers to Renewables + BESS.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

The following chart summarizes the physical information of our Distribution and Networks business segment for the period ended December 31, 2023, and 2022[3]:

	Energy Sales						Energy Losses
	(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Dec-23	Dec-22	% Change	Q4 2023	Q4 2022	% Change	Dec-23	Dec-22

Distribution & Networks Business	14,356	17,152	(16.3%)	3,445	3,893	(11.5%)	5.3%	5.1%

Other Information	Dec-23	Dec-22	% Change

Number of Customers	2,129,821	2,079,639	2.4%
Customers/Employees	3,622	3,061	18.3%

The following chart presents quarterly and accumulated electricity sales revenue per business segment and customer type as of December 31, 2023, and 2022:

	Cumulative Figures
ENERGY SALES (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22

Generation:	2,695,963	2,625,837	(443,301)	(392,467)	2,252,662	2,233,370
Regulated customers	1,219,729	1,171,460	(394,525)	(349,269)	825,204	822,191
Non regulated customers	1,367,825	1,253,072	(48,760)	(43,141)	1,319,065	1,209,931
Spot market	108,409	201,305	(16)	(57)	108,393	201,248
Distribution & Networks:	1,455,710	1,334,972	(17,414)	(13,126)	1,438,296	1,321,846
Residential	742,496	732,865		-	742,496	732,865
Commercial	435,450	362,208		-	435,450	362,208
Industrial	120,007	109,084		-	120,007	109,084
Other	157,757	130,815	(17,414)	(13,126)	140,343	117,689
Less: Consolidation adjustments	(460,715)	(405,593)	-	-	-	-

Total Energy Sales	3,690,958	3,555,216	(460,715)	(405,593)	3,690,958	3,555,216

Million Chilean pesos variation in Ch$ and %	135,742	3.82%	-	-	135,742	3.82%

[3] Figures include physical sales of Enel Transmisión Chile S.A. that was sold on December 9, 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

	Quarterly Figures
ENERGY SALES (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Q4 2023	Q4 2022	Q4 2023	Q4 2022	Q4 2023	Q4 2022

Generation:	632,270	731,983	(128,827)	(68,543)	503,443	663,440
Regulated customers	272,676	339,771	(113,551)	(56,117)	159,125	283,654
Non regulated customers	314,040	291,837	(15,260)	(12,428)	298,780	279,409
Spot market	45,554	100,375	(16)	2	45,538	100,377
Distribution & Networks:	361,637	346,876	(4,104)	(4,728)	357,533	342,148
Residential	98,337	183,182	-	-	98,337	183,182
Commercial	160,424	100,171	-	-	160,424	100,171
Industrial	44,363	26,681	-	-	44,363	26,681
Other	58,513	36,842	(4,104)	(4,728)	54,409	32,114
Less: Consolidation adjustments	(132,931)	(73,271)	-	-	-	-

Total Energy sales	860,976	1,005,588	(132,931)	(73,271)	860,976	1,005,588

Million Chilean pesos variation in Ch$ and %	(144,612)	(14.38%)	-	-	(144,612)	(14.38%)

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

Net income attributable to the shareholders of Enel Chile as of December 31, 2023, reached a Ch$ 633,456 million profit, which represents a Ch$ 618,626 million, or 49.4%, reduction when compared to the figure for 2022. During Q4 2023, net income attributable to the shareholders of Enel Chile reached a Ch$ 357,798 million profit, which is Ch$ 744,842 million less than the figure for Q4 2022.

The following chart compares the quarterly and accumulated figures of each item of the income statement as of December 31, 2023, and 2022:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Dec-23	Dec-22	Change	% Change	Q4 2023	Q4 2022	Change	% Change

REVENUES	4,380,246	4,956,432	(576,186)	(11.6%)	1,026,439	1,744,085	(717,645)	(41.2%)
Sales (1)	4,262,591	4,379,000	(116,409)	(2.7%)	1,027,023	1,270,440	(243,417)	(19.2%)
Other operating revenues	117,655	577,432	(459,777)	(79.6%)	(583)	473,645	(474,228)	(100.1%)
PROCUREMENT AND SERVICES	(2,995,585)	(3,399,524)	403,939	(11.9%)	(531,486)	(840,473)	308,987	(36.8%)
Energy purchases (1)	(1,785,283)	(1,885,218)	99,935	(5.3%)	(336,900)	(451,665)	114,766	(25.4%)
Fuel consumption	(536,293)	(587,064)	50,771	(8.7%)	(83,805)	(99,305)	15,500	(15.6%)
Transportation expenses	(321,592)	(295,520)	(26,072)	8.8%	(52,268)	(92,426)	40,158	(43.5%)
Other variable procurement and service cost	(352,418)	(631,722)	279,304	(44.2%)	(58,513)	(197,077)	138,564	(70.3%)
CONTRIBUTION MARGIN	1,384,661	1,556,908	(172,247)	(11.1%)	494,953	903,611	(408,658)	(45.2%)
Other work performed by entity and capitalized	39,629	44,570	(4,940)	(11.1%)	11,680	17,056	(5,375)	(31.5%)
Employee benefits expense	(172,788)	(158,239)	(14,548)	9.2%	(48,768)	(40,301)	(8,467)	21.0%
Other fixed operating expenses	(212,544)	(269,035)	56,491	(21.0%)	(62,380)	(120,792)	58,412	(48.4%)
GROSS OPERATING INCOME (EBITDA)	1,038,958	1,174,203	(135,245)	(11.5%)	395,485	759,574	(364,088)	(47.9%)
Depreciation and amortization	(253,400)	(238,273)	(15,127)	6.4%	(70,157)	(63,308)	(6,849)	10.8%
Impairment loss (Reversal) for applying IFRS 9	(10,773)	(22,025)	11,252	(51.1%)	(354)	(4,786)	4,433	(92.6%)
OPERATING INCOME (EBIT)	767,761	912,357	(144,596)	(15.9%)	317,951	689,932	(371,981)	(53.9%)
FINANCIAL RESULT	(88,384)	(118,939)	30,555	(25.7%)	(39,391)	(48,505)	9,113	(18.8%)
Financial income	134,254	50,415	83,839	166.3%	68,199	5,800	62,399	n/a
Financial expenses	(247,068)	(193,618)	(53,450)	27.6%	(103,923)	(50,156)	(53,767)	107.2%
Gain (Loss) for indexed assets and liabilities	25,286	5,863	19,423	n/a	16,085	(2,434)	18,519	n/a
Foreign currency exchange differences, net	(856)	18,401	(19,258)	(104.7%)	(19,752)	(1,714)	(18,038)	n/a
OTHER NON-OPERATING RESULTS	227,549	985,263	(757,714)	(76.9%)	218,915	981,382	(762,468)	(77.7%)
Net Income from other investments	217,452	981,171	(763,719)	(77.8%)	215,618	981,073	(765,454)	(78.0%)
Net Income from sale of assets	4,395	811	3,584	n/a	3,809	-	3,809	n/a
Share of profit (loss) of associates accounted for using the equity method	5,702	3,281	2,421	73.8%	(513)	309	(822)	(265.6%)
NET INCOME BEFORE TAXES	906,926	1,778,681	(871,755)	(49.0%)	497,474	1,622,810	(1,125,335)	(69.3%)
Income Tax	(226,912)	(469,697)	242,784	(51.7%)	(119,788)	(484,406)	364,618	(75.3%)

NET INCOME	680,013	1,308,984	(628,970)	(48.1%)	377,687	1,138,403	(760,717)	(66.8%)
Shareholders of the parent company	633,456	1,252,082	(618,626)	(49.4%)	357,798	1,102,640	(744,842)	(67.6%)
Non-controlling interest	46,558	56,902	(10,344)	(18.2%)	19,889	35,763	(15,874)	(44.4%)

Earning per share (Ch$ /share) (2)	9.16	18.10	(8.94)	(49.4%)	5.17	15.94	(10.77)	(67.6%)

(1) The consolidated income statement as of December 31, 2023 includes a reclassification between two items of operating income, related to operations carried out until September 30, 2023, both amounting to Ch$ 176,544 million. This reclassification implied an increase in revenues from ordinary activities and energy purchases, as a result of an adjustment in the estimates of those benefits to the final customer established by Law 21,472, of August 2022, and complementary regulation issued by the CNE during 2023, which the Company estimates that they will be passed on to the final customer in the future, although those benefits are applied as a discount in the current tariffs. For more information, please refer to Note 4.b)(ii) of Enel Chile's consolidated financial statements as of December 31, 2023.
(2) As of December 31, 2023 and December 31, 2022 the average number of paid and subscribed shares was 69,166,557,220.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

EBITDA

Consolidated EBITDA of Enel Chile amounted to Ch$ 1,038,958 million as of December 31, 2023, which represents a Ch$ 135,245 million, or 11.5%, decrease when compared to EBITDA for year 2022. This reduction is primarily explained by the US$ 520 million payment made by Shell to Enel Generación Chile that was booked as additional revenue in December 2022 related to their contract amendment, and also due to lower gas sales revenue, partially offset by lower operating costs resulting from lower gas commercialization costs and energy purchase costs, also in the Generation business segment.

During Q4 2023, consolidated EBITDA amounted to Ch$ 395,485 million, which represents a Ch$ 364,088 million decrease when compared to Q4 2022, primarily explained by lower operating revenues in the Generation business segment due to the additional revenue booked in December 2022 related to the agreement with Shell.

Operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment for the periods ended December 31, 2023, and 2022, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Dec-23	Dec-22	Change	% Change	Q4 2023	Q4 2022	Change	% Change

Generation business revenues	3,276,387	3,877,759	(601,372)	(15.5%)	760,240	1,408,564	(648,324)	(46.0%)
Distribution & Networks business revenues	1,511,619	1,454,722	56,897	3.9%	375,717	383,321	(7,604)	(2.0%)
Less: consolidation adjustments and other activities	(407,760)	(376,049)	(31,711)	8.4%	(109,517)	(47,800)	(61,717)	129.1%
Total Consolidated Revenues	4,380,246	4,956,432	(576,186)	(11.6%)	1,026,439	1,744,085	(717,645)	(41.2%)

Generation business costs	(2,077,671)	(2,573,293)	495,623	(19.3%)	(316,343)	(579,502)	263,159	(45.4%)
Distribution & Networks business costs	(1,321,193)	(1,194,700)	(126,493)	10.6%	(329,279)	(318,510)	(10,769)	3.4%
Less: consolidation adjustments and other activities	403,278	368,469	34,809	9.5%	114,136	57,539	56,597	98.4%
Total Consolidated Procurement and Services Costs	(2,995,585)	(3,399,524)	403,939	(11.9%)	(531,486)	(840,473)	308,987	(36.8%)

Personnel Expenses	(60,883)	(49,005)	(11,878)	24.2%	(19,118)	(10,245)	(8,873)	86.6%
Other expenses by nature	(146,246)	(195,667)	49,421	(25.3%)	(42,873)	(97,408)	54,535	(56.0%)
Total Generation business	(207,129)	(244,672)	37,543	(15.3%)	(61,992)	(107,653)	45,661	(42.4%)
Personnel Expenses	(26,534)	(22,503)	(4,031)	17.9%	(6,679)	(5,159)	(1,520)	29.5%
Other expenses by nature	(71,513)	(77,663)	6,149	(7.9%)	(16,253)	(18,390)	2,137	(11.6%)
Total Distribution & Networks business	(98,048)	(100,166)	2,118	(2.1%)	(22,932)	(23,549)	617	(2.6%)
Less: consolidation adjustments and other activities	(40,525)	(37,867)	(2,659)	7.0%	(14,544)	(12,836)	(1,708)	13.3%

EBITDA, by business segment
Generation business EBITDA	991,587	1,059,793	(68,206)	(6.4%)	381,905	721,409	(339,504)	(47.1%)
Distribution & Networks business EBITDA	92,378	159,856	(67,478)	(42.2%)	23,506	41,263	(17,757)	(43.0%)
Less: consolidation adjustments and other activities	(45,007)	(45,446)	439	(1.0%)	(9,925)	(3,097)	(6,828)	220.4%

TOTAL ENEL CHILE CONSOLIDATED EBITDA	1,038,958	1,174,203	(135,245)	(11.5%)	395,485	759,574	(364,088)	(47.9%)

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

Generation business EBITDA

EBITDA of our Generation business segment reached Ch$ 991,587 million as of December 31, 2023, which is Ch$ 68,206 million, equivalent to a 6.4%, less than the figure for 2022. Regarding quarterly results, Q4 2023 EBITDA for this business segment decreased Ch$ 339,504 million when compared to Q4 2022.

The main variables that explain this result are described below:

▪	Operating revenues amounted to Ch$ 3,276,387 million as of December 31, 2023, which is Ch$ 601.372 million, equivalent to 15.5%, less than the figure as of December 2022, mainly due to the following:

>	Lower other operating revenue for Ch$ 463,228 million, mainly explained by: (i) less additional revenue related to improvements in the commercial terms of energy and fuel supplier contracts[4] for Ch$ 422,388 million; (ii) lower revenue from commodity hedges for Ch$ 43,537 million, partly due to the evolution of international fuel prices.

>	Lower other sales for Ch$ 208,149 million, mainly explained by lower gas sales for Ch$ 475,221 million, partially compensated by the Ch$ 267,387 million positive effect from commodity hedging transactions.

The aforementioned was partially compensated by:

>	Greater energy sales amounting to Ch$ 70,126 million, mainly explained by: (i) a +726 GWh increase in physical sales amounting to Ch$ 66,604 million, explained by greater spot market sales (+570 GWh) and regulated customer sales (+161 GWh) partially offset by lower sales to unregulated customers (-5 GWh), and (ii) greater revenue from commodity and exchange rate hedges for Ch$ 26,313 million. These effects were partially offset by (i) lower ancillary services revenue related to safety and service quality for Ch$ 18,859 million, and (ii) lower revenue for Ch$ 7,053 million resulting from a lower average sales price when expressed in Chilean pesos.

[4] Includes Ch$ 460,715 million booked in December 2022 related to gas purchase contract amendment signed by Enel Generación Chile and Shell mainly regarding the gas volume commitments.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

Operating revenues for Q4 2023 reached Ch$ 760,240 million, which represents a Ch$ 648,324 million reduction when compared to Q4 2022. This variation is mainly due to the following:

>	Lower other operating revenue for Ch$ 474,305 million, mainly explained by: (i) less additional revenue for Ch$ 460,715 million related to amendments to the gas supply contract with Shell that implied booking additional revenue in December 2022, and (ii) lower revenue from commodity hedges for Ch$ 9,092 million, partly due to international fuel prices evolution.

>	Lower energy sales amounting to Ch$ 99,714 million, explained by: (i) a negative average energy sale price effect when expressed in Chilean pesos for Ch$ 97,865 million, (ii) lower ancillary services revenue related to safety and service quality for Ch$ 26,456 million, and (iii) lower revenue from commodity and exchange rate hedges for Ch$ 20,194 million. These effects were partially offset by: (i) a +517 GWh increase in physical sales amounting to Ch$ 41,844 million (+352 GWh spot market sales, +167 GWh unregulated customer sales, and -2 GWh regulated customer sales}.

>	Lower other sales for Ch$ 73,237 million, mainly explained by lower gas sales for Ch$ 216,235 million, partially compensated by a positive effect from commodity hedges for Ch$ 143,118 million.

▪	Operating costs as of December 31, 2023, reached Ch$ 2,077,671 million, which represents a Ch$ 495,623 million, or 19.3% reduction when compared to December 2022, mainly explained by:

>	Lower other variable procurement and services costs for Ch$ 275,157 million, mainly explained by: (i) lower gas commercialization cost of sales for Ch$ 276,084 million; and (ii) lower thermal power plant emissions taxes for Ch$ 20,360 million. These effects were partially offset by higher commodity hedging costs for Ch$ 18,669 million.

>	Lower energy purchases for Ch$ 154,387 million, primarily due to the total 1,181 GWh reduction in physical energy purchases related to lower purchases on the spot market (-1,355 GWh) in addition to a lower average purchase price as a consequence of electricity system conditions during the period, partly offset by greater energy purchases from other power generation companies (+174 GWh).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

>	Lower fuel consumption costs for Ch$ 50,771 million, explained by: (i) lower impairment losses on coal inventories for Ch$ 50,137 million and on diesel oil inventories for Ch$ 1,077 million, both related to the decarbonization process; (ii) a Ch$ 49,421 million decrease in coal consumption costs also related to the Company’s decarbonization process; (iii) lower gas consumption costs for Ch$ 49,213 million due to lower gas-fired electricity generation; and (iv) lower fuel-oil consumption costs for Ch$ 27,779 million also due to lower thermal electricity generation. All the above was partially offset by the negative impact of commodity hedges for Ch$ 126,855 million as a result of this year’s declining commodity price scenario when compared to the positive hedging effect within last year’s increasing commodity price scenario.

>	Lower transportation expenses for Ch$ 15,308 million, mainly explained by a Ch$ 37,425 million reduction in tolls primarily due to lower Tariff Revenue (“IT” in its Spanish acronym) resulting from lower marginal costs, which was partially offset by higher regasification and gas transportation costs for Ch$ 22,117 million.

Operating costs for Q4 2023 reached Ch$ 316,343 million, which represents a Ch$ 263,159 million reduction when compared to Q4 2022. This variation is mainly due to the following:

>	Lower other variable procurement and services costs for Ch$ 136,007 million, mainly explained by (i) lower gas cost of sales for Ch$ 117,662 million, (ii) lower commodity hedging costs for Ch$ 12,187 million, and (iii) lower thermal power plant emissions taxes for Ch$ 5,609 million.

>	Lower energy purchases for Ch$ 64,188 million, mainly due to the 360 GWh reduction in physical energy purchases related to lower spot market energy purchases (-778 GWh) at a lower average purchase price, partially offset by greater purchases from other power generators (+418 GWh).

>	Lower transportation costs for Ch$ 47,465 million, explained by lower toll expenses for Ch$ 44,258 million, partially offset by higher regasification and gas transportation costs for Ch$ 3,207 million.

>	Lower fuel consumption costs for Ch$ 15,500 million, mainly explained by: (i) a Ch$ 20,368 million decrease in gas consumption costs; and (ii) a decrease in fuel-oil consumption costs for Ch$ 9,526 million. These effects were partially offset by a greater expense related to commodity hedges for Ch$ 14,191 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

▪	Personnel expenses (net of personnel expense capitalization) reached Ch$ 60,883 million as of December 31, 2023, which represents a Ch$ 11,878 million increase when compared to 2022, mainly explained by: (i) greater performance bonuses and other recurrent expenses for Ch$ 2,999 million; (ii) greater severance payments for Ch$ 2,660 million; (iii) greater salaries for Ch$ 2,641 million, mainly related to salary indexation and wage reviews; (iv) greater employee collective bargaining agreement bonuses for Ch$ 1,960 million, primarily in EGP Chile; and (v) greater restructuring expenses related to the Group’s digitalization strategy for Ch$ 1,600 million.

During Q4 2023, personnel expenses (net of personnel expense capitalization) reached Ch$ 19,118 million, which represents a Ch$ 8,873 million increase when compared to Q4 2022, mainly explained by: (i) greater employee collective bargaining agreement bonuses for Ch$ 2,635 million; (ii) less capitalization of personnel expenses for Ch$ 2,100 million; (iii) greater restructuring expenses related to the Group’s digitalization strategy for Ch$ 1,600 million; (iv) greater severance payments for Ch$ 1,029 million; and (v) greater performance bonuses and other recurrent expenses for Ch$ 771 million.

▪

Other expenses as of December 31, 2023, amounted to Ch$ 146,246 million, which represents a Ch$ 49,421 million decrease when compared to December 31, 2022, mainly explained by: (i) a Ch$ 52,800 million reduction in impairment costs due to the thermal, hydroelectric and geothermal power plant project impairment costs booked in 2022 related to the Company’s decarbonization strategy and market conditions; and (ii) lower insurance premium expenses for Ch$ 1,780 million. These effects were partially offset by greater professional services expenses for Ch$ 4,261 million.

During Q4 2023, other expenses amounted to Ch$ 42,873 million, which is Ch$ 54,535 million less than the figure for Q4 2022, mainly explained by a Ch$ 52,800 million reduction in impairment costs due to the thermal, hydroelectric, and geothermal power plant project impairment costs booked in 2022, as mentioned above.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

Distribution & Networks business EBITDA

The EBITDA of our Distribution and Networks business segment reached Ch$ 92,378 million as of December 31, 2023, which represents a Ch$ 67,478 million, or 42.2% reduction when compared to 2022. During Q4 2023, EBITDA reached Ch$ 23,506 million, which represents a Ch$ 17,757 million reduction when compared to Q4 2022.

The main variables that explain this outcome are described below:

▪	Operating revenues amounted to Ch$ 1,511,619 million as of December 31, 2023, which represents a Ch$ 56,897 million increase when compared to the figure for the 2022 period. This 3.9% increase is mainly explained by the following:

>	Greater energy sales revenue amounting to Ch$ 120,739 million, explained by (i) greater revenue for Ch$ 98,350 million due to the reversal in 2023 of tariff discount estimates booked at yearend 2022 amounting to Ch$ 49,175 million related to a certain provision of Law 21,472 referred to as “final customer benefit”. The adjustment of these estimates responded to supplementary rules issued by the National Energy Commission in 2023 regarding the implementation of such Law, and had the same monetary impact on energy purchases; (ii) greater physical energy sales (+146 GWh) mainly related to distribution tolls in the commercial and industrial customer segments amounting to Ch$ 14,331 million; and (iii) a higher average sales price for Ch$ 7,996 million due to indexation.

These effects were partially offset by:

>	Lower revenue from other services amounting to Ch$ 63,733 million, primarily due to lower tolls revenue for Ch$ 69,086 million as a consequence of the change in the Company’s consolidation perimeter after the sale of Enel Transmisión Chile in December 2022. This was partially compensated by greater revenue from the construction of customer power connections and public lighting for Ch$ 5,283 million.

During Q4 2023, operating revenues amounted to Ch$ 375,717 million, which represents a Ch$ 7,604 million reduction, equivalent to 2.0%, when compared to Q4 2022, mainly explained by the following:

>	Lower revenue from other services amounting to Ch$ 21,439 million, primarily due to (i) lower toll revenue for Ch$ 19,374 million as a consequence of the change in the Company’s consolidation perimeter after the sale of Enel Transmisión Chile in December 2022; and (ii) lower revenue from the construction of customer power connections and public lighting for Ch$ 1,775 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

These effects were partially offset by:

>	Greater energy sales revenue amounting to Ch$ 14,762 million, mainly due to : (i) greater revenue for Ch$ 49,175 million due to the reversal in 2023 of tariff discount estimates booked at yearend 2022 as indicated previously; and (ii) higher physical energy sales (+39) mainly tolls in the commercial and industrial customer segment for Ch$ 4,109 million. These effects were partly offset by a lower average sales price for Ch$ 38,552 million primarily related to exchange rate effects.

▪	Operating costs reached Ch$ 1,321,193 million as of December 31, 2023, which represents a Ch$ 126,493 million or 10.6% increase when compared to December 2022, explained by:

>	Greater energy purchase costs for Ch$ 95,702 million, mainly due to greater costs amounting to Ch$ 98,350 million resulting from the reversal in 2023 of tariff discount estimates booked at yearend 2022 for Ch$ 49,175 million related to a certain provision of Law 21,472 referred to as “final customer benefit”. The adjustment of these estimates resulted from supplementary rules issued by the National Energy Commission in 2023 regarding the implementation of such Law, and had the same monetary impact on energy sales. This was partially compensated by a lower average purchase price for Ch$ 2,946 million.

>	Greater transportation costs for Ch$ 34,224 million, mainly due to the Ch 24,618 million increase in zonal transmission system tolls after selling Enel Transmisión Chile and removing it from Enel Chile’s consolidation perimeter.

The aforementioned effects were partially compensated by:

>	Lower other variable procurement and services costs for Ch$ 3,433 million, mainly explained by lower SEC (Spanish acronym for Superintendence of electricity and fuel) fines for Ch$ 11,916 million. This effect was partially offset by (i) greater costs related to disconnecting and reconnecting our customers’ power supply for Ch$ 5,798 million; and (ii) greater costs of other value-added services for Ch$ 2,685 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

During Q4 2023, operating costs reached Ch$ 329,279 million, which represents a Ch$ 10,769 million increase when compared to Q4 2022, mainly explained by:

>	Greater energy purchase costs for Ch$ 7,321 million, mainly due to greater cost for Ch$ 49,175 million related to the reversal in 2023 of tariff discount estimates booked at yearend 2022 as indicated previously. This effect was partially offset by a lower average purchase price for Ch$ 43,697 million.

>	Greater transportation costs for Ch$ 4,499 million, mainly due the sale of Enel Transmisión Chile to the Saesa Group and removing it from Enel Chile’s consolidation perimeter.

The aforementioned effects were partially compensated by:

>	Lower other variable procurement and services costs for Ch$ 1,051 million, mainly explained by: (i) booking lower SEC fines for Ch$ 2,391 million, partially offset by greater costs of other value-added services for Ch$ 1,340 million.

▪

Personnel expenses (excluding capitalized personnel costs) amounted to Ch$ 26,534 million as of December 31, 2023, which represents a Ch$ 4,031 million increase when compared to 2022, mainly due to: (i) lower capitalization of personnel expenses related to investment projects for Ch$ 5,310 million; (ii) greater expenses related to annual performance bonuses and other recurrent expenses for Ch$ 2,098 million; and (iii) higher salaries for Ch$ 1,752 million, mainly related to salary indexation and wage reviews. These effects were partially offset by lower personnel expenses for Ch$ 5,263 million related to a lower number of employees resulting from the sale of Enel Transmisión Chile.

During Q4 2023, personnel expenses (excluding capitalized personnel costs) amounted to Ch$ 6,679 million, which is Ch$ 1,520 million higher than the figure for Q4 2022, mainly explained by lower capitalization of personnel expenses related to investment projects for Ch$ 1,311 million.

▪

Other expenses amounted to Ch$ 71,513 million as of December 31, 2023, which represents a Ch$ 6,149 million reduction when compared to 2022, mainly explained by lower maintenance and repair costs related to the sale Enel Transmisión Chile and removing it from Enel Chile’s consolidation perimeter.

During Q4 2023, other expenses amounted to Ch$ 16,253 million, a Ch$ 2,137 million reduction when compared to the figure for Q4 2022, mainly due to lower maintenance and repair costs related to the sale Enel Transmisión Chile.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table summarizes the Enel Chile Group quarterly and accumulated EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of December 31, 2023, compared to December 31, 2022.

	Cumulative Figures (Figures in million Ch$)
	Dec-23			Dec-22
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	991,587	(207,400)	784,188	1,059,793	(187,738)	872,055
Distribution & Networks business	92,378	(61,045)	31,333	159,856	(76,324)	83,532
Less: consolidation adjustments and other activities	(45,007)	(2,753)	(47,760)	(45,446)	2,216	(43,230)

TOTAL ENEL CHILE CONSOLIDATED	1,038,958	(271,197)	767,761	1,174,203	(261,846)	912,357

	Quarterly Figures (Figures in million Ch$)
	Q4 2023			Q4 2022
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	381,905	(63,211)	318,694	721,409	(52,356)	669,053
Distribution & Networks business	23,506	(13,555)	9,951	41,263	(18,373)	22,890
Less: consolidation adjustments and other activities	(9,925)	(769)	(10,694)	(3,097)	1,087	(2,010)

TOTAL ENEL CHILE CONSOLIDATED	395,485	(77,534)	317,951	759,574	(69,642)	689,932

Depreciation, amortization, and impairment costs amounted to Ch$ 271,197 million for the period ended December 31, 2023, which represents a Ch$ 9,351 million increase when compared to the previous year. This variation is mainly explained by:

>	Greater depreciation and amortization for Ch$ 15,127 million, mainly due to a greater expense in the Generation business for Ch$ 17,007 million explained by higher expenses in EGP Chile for Ch$ 30,262 million related to the commissioning of new solar and wind fired generation units, partially compensated by a lower expense in Enel Generación Chile for Ch$ 13,255 million, mainly due to a change in the projected useful life of certain property, plant and equipment of thermal and hydroelectric power plants. These effects were partly compensated by lower expenses in the Distribution and Networks business for Ch$ 5,317 million, mainly due to the change in Enel Chile’s consolidation perimeter resulting from the sale of Enel Transmisión Chile in December 2022 for Ch$ 8,383 million, partly offset by a greater expense in Enel Distribución Chile for Ch$ 3,066 million due to greater amortization of intangible assets related to IT developments and also due to the commissioning of projects that were previously in the development stage.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

>	Greater fixed asset impairment losses for Ch$ 5,476 million, primarily due to the impairment of property, plant and equipment in the Generation business segment related to the gas fired unit of Tarapaca power plant.

The aforementioned effects were partially compensated by:

>	Lower accounts receivables impairment losses for Ch$ 11,252 million, primarily in the Distribution and Networks business segment for Ch$ 9,962 million due to greater collections of older past due customer accounts receivables resulting from various initiatives carried out by the Company, including disconnecting the power supply of customers as a response to nonpayment, in addition to the change in Enel Chile’s consolidation perimeter due to the sale of Enel Transmisión Chile in December 2022.

During Q4 2023, depreciation, amortization, and impairment costs amounted to Ch$ 77,534 million, which represents a Ch$ 7,893 million increase when compared to Q4 2022. This is mainly explained by: (i) higher depreciation and amortization for Ch$ 6,849 million, primarily in the Generation business segment, due to the commissioning of new power plants; and (ii) greater impairment of property, plants, and equipment for Ch$ 5,476 million. All the aforementioned was partially compensated by lower impairment of accounts receivables for Ch$ 4,433 million, primarily in the Distribution and Networks business segment.

NON-OPERATING INCOME

The following chart presents Enel Chile’s quarterly and accumulated consolidated non-operating income as of December 31, 2023, and 2022:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Dec-23	Dec-22	Change	% Change	Q4 2023	Q4 2022	Change	% Change

Financial income	134,254	50,415	83,839	166.3%	68,199	5,800	62,399	n/a
Financial expenses	(247,068)	(193,618)	(53,450)	27.6%	(103,923)	(50,156)	(53,767)	107.2%
Foreign currency exchange differences, net	(856)	18,401	(19,258)	(104.7%)	(19,752)	(1,714)	(18,038)	n/a
Gain (Loss) for indexed assets and liabilities	25,286	5,863	19,423	n/a	16,085	(2,434)	18,519	n/a
NET FINANCIAL EXPENSE ENEL CHILE	(88,384)	(118,939)	30,555	(25.7%)	(39,391)	(48,505)	9,113	(18.8%)

Net Income from other investments	217,452	981,171	(763,719)	(77.8%)	215,618	981,073	(765,454)	(78.0%)
Net Income from Sale of Assets	4,395	811	3,584	n/a	3,809	-	3,809	n/a
Share of profit (loss) of associates accounted for using the equity method	5,702	3,281	2,421	73.8%	(513)	309	(822)	(265.6%)
OTHER NON-OPERATING RESULTS	227,549	985,263	(757,714)	(76.9%)	218,915	981,382	(762,468)	(77.7%)

NET INCOME BEFORE TAXES	906,926	1,778,681	(871,755)	(49.0%)	497,474	1,622,810	(1,125,335)	(69.3%)
Income Tax	(226,912)	(469,697)	242,784	(51.7%)	(119,788)	(484,406)	364,618	(75.3%)

NET INCOME OF THE PERIOD	680,013	1,308,984	(628,970)	(48.1%)	377,687	1,138,403	(760,717)	(66.8%)
Attributable to Shareholders of the parent company	633,456	1,252,082	(618,626)	(49.4%)	357,798	1,102,640	(744,842)	(67.6%)
Attributable to Non-controlling interest	46,558	56,902	(10,344)	(18.2%)	19,889	35,763	(15,874)	(44.4%)

Financial Result

The consolidated net financial income of Enel Chile for year 2023, amounted to a Ch$ 88,384 million loss, which represents a Ch$ 30,555 million improvement when compared to the Ch$ 118,939 million loss booked for 2022. During Q4 2023, consolidated net financial income amounted to a Ch$ 39,391 million loss, which represents a 18.8% improvement when compared to the figure for Q4 2022.

The most relevant variables that explain this result are described the below:

Financial income increased Ch$ 83,839 million, mainly explained by: (i) greater interest income for Ch$ 52,656 million on Power Distribution company accounts receivables related to billings that have been accumulating since July 2022 million pending the issuance of the corresponding tariff decrees; (ii) greater interest income for Ch$ 8,700 million related to the implementation of tariff stabilization laws 21,185 and 21,472; (iii) greater returns on short-term fixed income investments amounting to Ch$ 14,704 million; and (iv) greater financial income related to customer refinacing agreements for Ch$ 6,871 million.

During Q4 2023, financial income increased Ch$ 62,399 million when compared to the last quarter of 2022, mainly explained by: (i) greater interest income for Ch$ 52,656 million on accounts receivables of pending billings to Distribution companies; and (ii) greater income related to the present value of dismantling provisions of power plants impaired due to the decarbonization process for Ch$ 9,103 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

Financial expenses increased Ch$ 53,450 million, primarily explained by: (i) greater financial expenses for Ch$ 35,546 million due to financial accounts receivables factoring related to the Company’s financial leasing contracts involved in the Santa Rosa and Transantiago 5 electric mobility contracts; (ii) greater financial expenses as a consequence of improvements to the supplier payment schedule for Ch$ 18,173 million; and (iii) higher interest expenses on bonds and bank loans amounting to Ch$ 16,972 million. These effects were partially offset by lower financial expenses with related parties for Ch$ 15,079 million resulting from a lower amount of debt with Enel Finance International (EFI).

During Q4 2023, financial expenses increased Ch$ 53,767 million when compared to Q4 2022, explained by: (i) greater financial expenses for Ch$ 35,546 million due to factoring accounts receivables; (ii) greater financial expenses as a consequence of improvements to the supplier payment schedule for Ch$ 15,721 million; and (iii) lower interest capitalization for Ch$ 9,967 million. These effects were partially offset by lower financial expenses with related parties for Ch$ 9,608 million resulting from a lower amount of debt with Enel Finance International (EFI).

Income related to indexation increased Ch$ 19,423 million, mainly explained by greater income from indexation of trade accounts receivables for Ch$ 20,933 million primarily related to pending billings to Power Distribution companies that have been accumulating since July 2022 due to the postponement of tariff decrees. This effect was partially offset by: (i) greater losses due to trade accounts payable indexation for Ch$ 1,007 million; and (ii) greater negative effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 497 million.

During Q4 2023, income related to indexation increased Ch$ 18,519 million when compared to Q4 2022, mainly due to: (i) greater income from indexation of trade accounts receivables for Ch$ 19,434 million including Power Distribution company accounts receivables; (ii) lower negative effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 3,798 million. These effects were partially offset by: (i) lower income from non-financial asset indexation for Ch$ 2,944 million; and (ii) greater loss from indexation of trade accounts payable and other accounts payable for Ch$ 1,655 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

Income from exchange rate differences decreased Ch$ 19,258 million, mainly explained by: (i) greater negative exchange rate differences on financial debt and derivative instruments for Ch$ 80,462 million; (ii) greater negative exchange rate differences on other financial assets for Ch$ 30,760 million; and (iii) lower positive exchange rate differences on related party trade accounts payable for Ch$ 13,845 million related to new loans obtained from EFI.

The aforementioned was partially offset by: (i) greater positive exchange rate differences on trade accounts receivables for Ch$ 64,058 million that includes the Ch$ 11,850 million positive effect related to Tariff Stabilization Laws 21,185 and 21,472[5] that establishes that pending billings to regulated customers must be dollarized; (ii) greater positive exchange rate differences on trade accounts payable for Ch$ 30,604 million that includes the Ch$ 1,024 million negative effect related to Tariff Stabilization Laws 21,185 and 21,472; (iii) lower negative exchange rate differences on other non-financial liabilities for Ch$ 8,242 million; and (iv) lower negative exchange rate differences on other non-financial assets for Ch$ 2,668 million.

During Q4 2023, net income from exchange rate differences amounted to a Ch$ 18,038 million greater loss when compared to Q4 2022, mainly explained by: (i) greater negative exchange rate differences on trade accounts payable to related parties for Ch$ 86,899 million related to new debt payable to EFI; (ii) greater negative exchange rate differences on financial debt and defivative instruments for Ch$ 35,917 million; (iii) greater negative exchange rate differences on trade account payable for Ch$ 9,560 million that includes the Ch$ 22,711 million negative effect related to Tariff Stabilization Laws 21,185 and 21,472; (iv) greater negative exchange rate differences on cash and cash equivalents for Ch$ 8,779 million; and (v) greater negative exchange rate differences on other financial assets for Ch$ 4,272 million.

[5] The US$ 1,350 million limit on regulated customer accounts receivables established by Law 21,185 which created a temporary regulated customer tariff stabilization mechanism, was reached in January 2022. Consequently, since February 2022, the short term regulated customer accounts receivables equivalent to the difference between the theoretical prices established by Distribution company contracts and the regulated tariff being billed to final customers were accumulating. On August 2, 2022, Law 21,472 was enacted creating a new tariff stabilization fund and a new temporary electricity tariff stabilization mechanism for regulated customers. The accounts receivables that exceed the US$ 1,350 million limit established by Law 21,185 that was reached in January 2022 are subject to the new mechanism established by Law 21,472. On March 2, 2023, the National Energy Commission issued Exempt Resolution 68 establishing the technical rules to implement Law 21,472.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

The aforementioned was partially offset by greater positive exchange rate differences on trade accounts receivable for Ch$ 127,199 million that includes the Ch$ 54,158 million positive effect related to Tariff Stabilization Laws 21,185 and 21,472.

Other non-operating results

Net income from other investments decreased Ch$ 763,719 million when compared to 2022 mainly due to the Net income from the sale of Arcadia Generación Solar in October 2023 for Ch$ 215,618 million when compared to net income from the sale of Enel Chile’s shareholding in Enel Transmisión Chile for Ch$ 981,857 million booked in December 2022.

During Q4 2023, Net income from other investments decreased Ch$ 765,454 million when compared to Q4 2022 for the same reasons indicated above.

Corporate Income Taxes

Corporate income tax reached a Ch$ 226,912 million loss as of December 31, 2023, a Ch$ 242,784 million lower expense when compared to 2022, primarily explained by: (i) a Ch$ 311,754 million lower tax expense due to the sale of Enel Transmisión Chile that took place in December 2022; and (ii) a Ch$ 25,000 million lower tax expense due to the Company’s lower profit in 2023. These effects were partially compensated by: (i) a Ch$ 61,750 million higher tax expense due to the sale of Arcadia Generación Solar that took place in October 2023; and (ii) a Ch$ 25,239 million higher tax expense related to price-level restatement.

During Q4 2023, corporate income tax reached a Ch$ 119,788 million loss, a Ch$ 364,618 million lower expense when compared to Q4 2022. This is primarily explained by: (i) a Ch$ 311,754 million lower tax expense due to the sale of Enel Transmisión Chile that took place in December 2022; (ii) a Ch$ 97,095 million lower tax expense due to the Company’s lower profit in Q4 2023; and (iii) a Ch$ 19,291 million decrease in deferred taxes related to transferring investments to the asset available for sale category. These effects were partially compensated by a Ch$ 61,750 million higher tax expense due to the sale of Arcadia Generación Solar in October 2023.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

2.	BALANCE SHEET ANALYSIS

Total assets of the Company as of December 31, 2023, decreased Ch$ 31,859 million, when compared to total assets as of December 31, 2022.

ASSETS (Figures in million Ch$)	Dec-23	Dec-22	Change	% Change

Current Assets	2,370,971	3,064,242	(693,271)	(22.6%)
Non Current Assets	9,462,750	8,801,338	661,412	7.5%

Total Assets	11,833,721	11,865,580	(31,859)	(0.3%)

Current Assets decreased Ch$ 693,271 million as of December 31, 2023. The variations in the main categories are presented below:

•	Cash and cash equivalents decreased Ch$ 311,922 million, mainly explained by the following cash disbursements: (i) payments to suppliers for Ch$ 4,638,105 million; (ii) purchase of property, plants and equipment for Ch$ 636,792 million; (iii) payment of loans granted by EFI net of loans received, for Ch$ 487,330 million; (iv) dividend payments for Ch$ 401,594 million; (v) income tax payments for Ch$ 294,998 million; (vi) interest payments for Ch$ 193,173 million; (vii) employee-related payments for Ch$ 146,491 million; (viii) derivative transaction payments for Ch$ 54,333 million; and (ix) other net cash disbursements for Ch$ 63,743 million. These effects were partially offset by the following cash inflows: (i) customer collections for Ch$ 5,886,342 million, which includes a Ch$ 2,129,865 million cash inflow from factoring Generation and Distribution and Networks business trade accounts receivables; (ii) cash from the sale of Arcadia Generación Solar for Ch$ 520,086 million; (iii) cash from bank loans granted to Enel Chile net of loan payments for Ch$ 164,229 million and (iv) cash from the sale of property, plants and equipment for Ch$ 33,979 million.

•	Current related party accounts receivables decreased Ch$ 205,994 million, mainly due to lower accounts receivables of: (i) Enel Global Trading SpA for Ch$ 171,667 million related to commodity derivative transactions; (ii) Endesa Energia S.A.U. for Ch$ 31,754 million related to gas sales; and (iii) GNL Chile S.A. for Ch$ 4,635 million related to advance payments of gas purchases.

•	A Ch$ 92,143 million decreased in Other current non-financial assets, mainly explained by a Ch$ 112,315 million decrease in value added tax credits and other taxes, primarily in Enel Generación Chile, related to the reclasification of assets within the Other current non-financial asset category, partially offset by a Ch$ 19,483 million increase in advance payments.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

•	Trade and other current accounts receivable decreased Ch$ 60,219 million, mainly due to: (i) lower accounts receivable related to the sale of Sociedad Inversiones K Cuatro SpA, in December 2022, for Ch$ 29,681 million; (ii) lower accounts receivable for advance payments to suppliers for Ch$ 25,319 million; and (iii) lower trade accounts receivable for Ch$ 10,740 million, mainly due to a decrease of Ch$ 290,876 million, due to the effect of sales of accounts receivable generated by the application of Law No. 21,472; a decrease of Ch$ 78,586 million related to pending resettlements of billings to electricity distribution companies, awaiting the issuance of the corresponding tariff decrees; and a Ch$ 57,488 million decrease due to lower accounts receivable related to the normal billing and collections cycle, partially offset by a Ch$ 416,756 million increase generated in the period resulting from the application of Law No. 21,472.

•	Current tax assets decreased Ch$ 39,443 million, mainly explained by: (i) lower monthly employee related payments for Ch$ 28,985 million; and (ii) lower credits from absorbed profits for Ch$ 10,293 million at Enel Generación Chile.

•	A decrease in Non-current assets or groups of assets available for sale for Ch$ 28,602 million, due to the transfer of property, plants, and equipment of the Santa Rosa Complex to the assets available for sale category for Ch$ 28,602 million. The Complex was sold on February 1, 2023, to Territoria Apoquindo S.A.

The aforementioned effects were partially compensated by:

•	A Ch$ 64,206 million increase in Other current financial assets, mainly explained by: (i) a Ch$ 55,779 million increase in hedging derivatives, primarily in Enel Generación Chile; and (ii) an increase in financial assets valued at their amortized cost for Ch$ 9,396 million.

Non-Current Assets increased Ch$ 661,412 million when compared to the balance as of December 31, 2022. The variations in the main categories are presented below:

•	Property, plant, and equipment increased by Ch$ 277,831 million, mainly due to (i) a Ch$ 1,064,278 million increase in power generation plants and equipment; (ii) a Ch$ 254,688 million increase in buildings; (iii) a Ch$ 94,890 million increase in network infrastructure; (iv) a Ch$62,327 million increase in exchange differences; and (v) an increase in other fixed assets, fixtures and grounds for Ch$ 19,075 million. These effects were partially offset by: (i) a Ch$ 627,888 million reduction in projects under construction; (ii) a reduction due to the sale of Arcadia Generación Solar S.A. for Ch$ 368,169 million; and (iii) Ch$ 221,371 million in depreciation this period.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

•	Trade and other non-current accounts receivable increased Ch$ 212,530 million, mainly explained by higher trade accounts receivable for Ch$ 244,367 million, mainly related to the application of the tariff stabilization mechanisms for regulated customers established by Laws No. 21,185 and No. 21,472. The above, partially offset by lower accounts receivable from financial leasing for Ch$ 31,931 million, mainly due to lower financial leasing of electric buses belonging to Enel X Chile.

•	A Ch$ 160,118 million increase in Other non-financial non-current assets, mainly explained by: (i) a Ch$ 155,745 million increase in value added tax credits and other taxes, primarily in Enel Generación Chile, related to transferring assets from the current to non-current category.

•	A Ch$ 35,354 million increase in Right of use assets of which Ch$ 24,176 million is related to the contract signed by Enel Chile and Territoria Apoquindo S.A. regarding the lease of tower 2 of the Mercado Urbano Tobalaba (“MUT” in its Spanish acronym) complex where the Group’s new corporate office will be located. Additionally, in the Generation business segment, right of use assets increased Ch$ 19,459 million mainly related to lease contracts of land for the development of new renewable energy projects.

•	A Ch$ 11,792 million increase in deferred tax assets mainly explained by greater tax loss carryforward for Ch$ 10,652 million in Enel X Chile.

The aforementioned effects were partially compensated by:

•	Other non-current financial assets decreased Ch$ 48,225 million mainly explained by lower hedging derivative assets for Ch$ 48,205 million primarily in Enel Generación Chile.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

The Company’s Total Liabilities as of December 31, 2023, including Equity, reached Ch$ 11,833,721 million, which represents a 0.3% reduction when compared to total liabilities as of December 31, 2022.

LIABILITIES AND EQUITY (Figures in million Ch$)	Dec-23	Dec-22	Change	% Change

Current Liabilities	2,793,918	3,168,492	(374,574)	(11.8%)
Non Current Liabilities	4,278,916	4,308,149	(29,233)	(0.7%)
Total Equity	4,760,886	4,388,939	371,947	8.5%
Attributable to the Shareholders of parent company	4,446,080	4,097,201	348,879	8.5%
Attributable to Non-controlling interest	314,806	291,738	23,068	7.9%

Total Liabilities and Equity	11,833,721	11,865,580	(31,859)	(0.3%)

Current liabilities decreased Ch$ 374,574 million. The variations in the main categories are explained below:

•	Current related party accounts payable decreased Ch$ 483,920 million, primarily due to lower accounts payable to: (i) Enel Finance International NV (EFI) for Ch$ 281,889 million mainly as a consequence of the prepayment of the committed credit line (US$ 200 million) and amortizing loans (US$200 million) for a total Ch$ 467,343 million, partially compensated by transferring the Ch$ 180,880 million current portion of debt from the long-term to the short-term category in addition to a Ch$ 8,389 million increase due to exchange rate effects; (ii) Enel SpA for Ch$ 127,030 million, mainly dividends; and (iii) Enel Global Trading SpA for Ch$ 47,913 million, mainly related to commodity hedges, and tech services; (iv) Enel Green Power Spa for Ch$ 18,420 million related to tech and engineering services; and (v) Enel Global Thermal Generation S.r.l. for Ch$ 10,917 million for tech and IT services.

•	Trade and other current accounts payable decreased Ch$ 279,401 million, mainly explained by lower accounts payable for: (i) energy purchases for Ch$ 207,774 million; (ii) dividends for Ch$ 69,389 million; and (iii) assets purchases for Ch$ 31,606 million. All of the above, partially offset by higher accounts payable for: (i) fuel purchases for Ch$ 18,730 million; (ii) purchase of goods and services for Ch$ 6,465 million; and (iii) accounts payable to personnel for Ch$ 3,054 million.

•	Current tax liabilities decreased Ch$ 174,229 million explained by lower income tax for the period, mainly by parent company Enel Chile for Ch$ 214,579 million, partially compensated by higher income tax at Enel Generación Chile for Ch$ 43,669 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

The aforementioned effects were partially compensated by:

•	Other current financial liabilities increased Ch$ 546,495 million, explained by: (i) a Ch$ 486,242 million increase in bank loans and bonds, primarily related to transferring the Ch$ 504,329 million current portion of the debt from the long-term to the short-term category in addition to the impact of the exchange rate for Ch$ 18,920 million, partially offset by a Ch$ 40,540 million (US$ 42.6 million) amortization of bonds H and M; and (ii) an increase in hedging derivative liabilities for Ch$ 65,201 million. These effects were partially offset by a Ch$ 4,948 million reduction in non-hedging derivative liabilities.

•	Other non-financial current liabilities increased Ch$ 9,113 million, explained by greater deferred energy sales revenue for Ch$ 13,532 million, partly offset by lower value added tax debits and other taxes for Ch$ 5,923 million.

Non-Current Liabilities decreased Ch$ 29,233 million as of December 31, 2023, mainly explained by the following:

•	Other non-current financial liabilities decreased Ch$ 279,290 million, explained by: (i) a Ch$ 240,848 million reduction in the balance of bonds and bank loans primarily related to transferring the Ch$ 504,329 million current portion of the debt from the long-term to the short-term category, and the Ch$ 43,950 million (US$ 50 million) amortization of Enel Chile’s debt with SMBC, partially compensated by new loans obtained by Enel Chile for a total Ch$ 248,718 million (US$ 100 million with BBVA and Mizuho and US$ 200 million with EIB) and a Ch$ 55,201 million increase in debt due to exchange rate differences; and (ii) a Ch$ 38,442 million reduction in hedging derivative liabilities.

•	Non-current trade accounts payable to related parties decreased Ch$ 112,305 million due to lower accounts payable to EFI due to transferring the Ch$ 180,880 million current portion of the debt from the long-term to the short-term category, in addition to the prepayment of the debt net of new financings for Ch$ 19,987 million. These effects were partially compensated by an increase in debt due to exchange rate differences for Ch$ 88.151 million as a consequence of the depreciation of the Chilean Peso/US dollar exchange rate.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

•	Deferred tax liabilities decreased Ch$ 26,504 million, mainly explained by the Ch$ 39,622 million effect from the spin-off of EGP Chile on January 1, 2023, and the creation and sale of Arcadia Generación Solar S.A. This was partially compensated by greater deferred tax liabilities due to tax losses for Ch$ 11,672 million.

The aforementioned effects were partially compensated by:

•	Other non-current accounts payable increased Ch$ 287,226 million, mainly explained by higher accounts payable for energy purchases for Ch$ 287,053 million, mainly related to the application of the tariff stabilization mechanisms for regulated customers established by Laws No. 21,185 and No. 21,472.

•	Other non-current non-financial liabilities increased Ch$ 52,131 million, mainly due to an increase in deferred energy sales revenue for Ch$ 52,288 million.

•	Non-current leasing liabilities increased Ch$ 27,259 million, of which Ch$ 24,099 million are explained by the contract signed by Enel Chile and Territoria Apoquindo S.A. regarding the lease of tower 2 of the MUT (Spanish acronym for Mercado Urbano Tobalaba) complex, where the Enel Chile Group new corporate office will be located.

•	Other non-current provisions increased Ch$ 22,130 million, mainly due to an increase in power plant dismantling and restoration provisions for Ch$ 27,285 million, partially offset by lower provisions related to legal claims for Ch$ 5,247 million.

Total Equity amounted to Ch$ 4,760,886 million as of December 31, 2023, representing a Ch$ 371,947 million increase when compared to the figure as of December 31, 2022, and is mainly explained by the following:

Equity attributable to shareholders of Enel Chile amounted to Ch$ 4,446,080 million, comprised of the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 2,917,851 million, and Other reserves for negative Ch$ 2,353,875 million.

>	Retained earnings increased Ch$ 443,418 million, explained by the period’s Ch$ 633,456 million net income, partially compensated by Ch$ 190,037 million in dividend payments.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

>	Other reserves decreased Ch$ 94,539 million, mainly explained by lower cash flow reserves for Ch$ 131,366 million, partially compensated by greater exchange reserves for Ch$ 29,851 million and greater other reserves for Ch$ 6,975 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 314,806 million, a Ch$ 23,068 million increase when compared to the balance as of December 31, 2022, mainly explained by net income of the period for Ch$ 46,558 million. These effects were partially offset by dividend payments for Ch$ 21,769 million and lower other comprehensive income for Ch$ 2,169 million.

Performance of main financial ratios

RATIO		UNIT	Dec-23	Dec-22	Change	% Change

Liquidity	Liquidity (1)	Times	0.85	0.97	(0.12)	(12.3%)
	Acid-test (2)	Times	0.82	0.93	(0.12)	(12.7%)
	Working capital	MMCh$	(422,947)	(104,250)	(318,698)	n/a
Leverage	Leverage (3)	Times	1.49	1.70	(0.22)	(12.8%)
	Short-term debt (4)%		39.5%	42.4%	(2.9%)	(6.8%)
	Long-term debt (5)%		60.5%	57.6%	2.9%	5.0%
	Financial expenses coverage (6)	Times	4.67	6.93	(2.27)	(32.7%)
Profitability	Op. income / Op. Revenues	%	17.5%	18.4%	(0.9%)	(4.8%)
	ROE (7)%		14.8%	34.8%	(20.0%)	(57.4%)
	ROA (8)%		5.7%	12.3%	(6.5%)	(53.2%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

>	The current ratio as of December 31, 2023, reached 0.85 times, a 12.3% reduction when compared to the figure as of December 31, 2022. This variation is mainly explained by the reduction of cash and cash equivalents and lower related party accounts receivables primarily related to commodity transaction. These effects were partially offset by lower related party accounts payable mainly related to the prepayment of debt with EFI.

>	Working capital, as of December 31, 2023, amounted to negative Ch$ 422,947 million, which is a Ch$ 318,698 million negative variation when compared to the negative working capital figure as of December 31, 2022, mainly explained by the effects described above.

>	The debt ratio was 1.49 times, which is the level of commitment of Enel Chile’s equity during 2023 compared to 1.70 times as of December 31, 2022. This improvement is mainly explained by the reduction in Enel Chile’s short-term debt with EFI in addition to higher equity resulting from this period’s profit.

>	The financial expenses coverage ratio for the period ended December 31, 2023, was 4.67 times, which is the ability to cover all financial expenses with EBITDA. The 32.7% decrease in this index when compared to December 2022 is due to the lower EBITDA of the Generation and the Distribution and Networks business segments this period.

When excluding the extraordinary effects booked in 2022, primarily related to fuel impairment losses booked as a consequence of the decarbonization process, this ratio would have decreased 38.2% (7.55 times as of December 31, 2022).

>	The profitability index as of December 31, 2023, was 17.5% compared to 18.4% for 2022. The 0.9 percentage points reduction is mainly due to lower operating revenues in the Generation business segment.

When excluding the extraordinary effects previously indicated, the profitability index would have increased 3.0 percentage points. (20.5% as of December 31, 2022).

>	Return on equity was 14.8% as of December 31, 2023, equivalent to a 20.0 percentage points reduction when compared to 34.8% return on equity in 2022. When excluding the extraordinary effects of the comparable moving periods, mainly related to the sale of Enel Transmisión Chile and Arcadia Generación Solar, and the decarbonization process, return on equity would have decreased 6.9 percentage points (11.2% as of December 31, 2023, versus 18.1% as of December 31, 2022).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

>	Return on assets was 5.7% as of December 31, 2023, which represents a 6.5 percentage points decrease when compared to 12.3% for year 2022. When excluding the extraordinary effects of the comparable moving periods, return on assets would have decreased 2.3 percentage points (4.4% as of December 31, 2023, versus 6.7% as of December 31, 2022).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

3.	MAIN CASH FLOWS

The net cash flow of Enel Chile Group reached negative Ch$ 314,812 million as of December 31, 2023, due to a Ch$ 886,506 million increase in cash outflows when compared to 2022. The main factors that explain this net cash flow reduction are presented below:

NET CASH FLOW (Figures in million Ch$)	Dec-23	Dec-22	Change	% Change

From Operating Activities	705,662	744,779	(39,117)	(5.3%)
From Investing Activities	(86,238)	455,571	(541,809)	(118.9%)
From Financing Activities	(934,236)	(628,656)	(305,580)	48.6%

Total Net Cash Flow	(314,812)	571,694	(886,506)	(155.1%)

Net cash flow from operating activities reached Ch$ 705,662 million for the period ended December 31, 2023. It includes the following main cash inflows: (i) collections from sales of goods and services amounting to Ch$ 5,886,342 million; and (ii) other collections from operating activities, mainly related to leasing company assets and then selling such assets for Ch$ 44,859 million. These cash flows were partially offset by the following cash outflows: (i) supplier payments for Ch$ 4,638,105 million; (ii) income tax payments for Ch$ 294,998 million; (iii) employee payments for Ch$ 146,491 million; (iv) net insurance premium payments for Ch$ 24,400 million; and (v) other operational cash disbursements for Ch$ 121,545 million, mainly value added tax payments and other taxes.

The Ch$ 39,117 million decrease in operating cash inflows when compared to 2022 is mainly due to: (i) greater income tax payments for Ch$ 235,170 million; and (ii) greater supplier payments for Ch$ 168,558 million. This was partially compensated by greater cash received from the sale of goods and services for Ch$ 376,949 million, which includes the Ch$ 734,120 million greater cash inflow from trade accounts receivable factoring operations.

Net cash flow from investing activities amounted to negative Ch$ 86,238 million for the period ended December 31, 2023. These cash outflows are mainly comprised of: (i) Ch$ 636,792 million to purchase property, plant, and equipment; (ii) net payments of derivative transactions for Ch$ 40,622 million; and (iii) Ch$ 25,631 million to purchase intangible assets. These cash outflows were partially compensated by the following cash inflows: (i) Ch$ 520,086 million from the sale of Arcadia Generación Solar; (ii) interest payments received amounting to Ch$ 34,586 million; (iii) Ch$ 33,979 million from the sale of property, plant and equipment related to the sale of the Santa Rosa Complex (Ch$ 28,661 million) and Huasco thermal power plant (Ch$ 5,318 million); and (iv) Ch$ 29,662 million from the sale our share in jointly owned company Sociedad de Inversiones K Cuatro SpA.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

The Ch$ 541,809 million reduction in investment cash outflows when compared to December 2022, is mainly explained by: (i) a Ch$ 714,408 million decrease in cash from subsidiaries due to the sale of Enel Transmisión Chile S.A. in December 2022 compared to the cash received from the sale of Arcadia Generación Solar S.A. in October 2023; and (ii) Ch$ 172,370 million less cash received related to Enel Transmisión Chile’s debt with Enel Chile paid in December 2022. These cash flows were partially compensated by: (i) lower disbursements to purchase property, plant, and equipment for Ch$ 278,900 million; and (ii) greater cash from the sale of property, plant, and equipment for Ch$ 32,497 million.

Net cash flow from financing activities amounted to negative Ch$ 934,236 million for the period ended December 31, 2023. These cash flows are mainly comprised of the following cash outflows: (i) EFI loan payments for Ch$ 1,255,013 million; (ii) dividend payments for Ch$ 401,594 million; (iii) interest payments for Ch$ 193,173 million; (iv) bank loan and bond payments for Ch$ 84,763 million; and (v) leasing liability payments for Ch$ 18,419 million. These cash outflows were partially compensated by the following cash inflows: (i) cash received by Enel Chile from financing provided by EFI during 2023 for a total Ch$ 767,683 million (US$ 960 million); and (ii) cash received from new bank loans for Ch$ 248,992 million granted by BBVA and Mizuho to Enel Chile (US$ 100 million) and by EIB (US$ 200 million).

The Ch$ 305,579 million negative variation in the Company’s financial cash flow when compared to the figure as of December 31, 2022, is mainly explained by: (i) greater dividend payments for Ch$ 361,984 million; and (ii) lower net cash from bank loans for Ch$ 38,471 million. These cash flows were partially compensated by greater cash received from EFI loans granted to Enel Chile for Ch$ 98,334 million.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the periods ended December 31, 2023, and 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Dec-23	Dec-22	Dec-23	Dec-22

Generation business in Chile	563,105	813,369	200,466	183,460
Distribution & Networks business in Chile	67,556	98,982	48,810	53,966
Other entities (business different to generation and distribution)	6,131	3,342	4,123	847

Total Consolidated ENEL CHILE Group	636,792	915,693	253,400	238,273

The most relevant cash outflows originate in the Generation business segment and are primarily related to the construction of new renewable generation projects that amounted to Ch$ 563,105 million as of December 31, 2023.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within the Company, which is reviewed and approved each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 37 risk sub-categories to identify, analyze, assess, treat, monitor and communicate its risks.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	December 31, 2023	December 31, 2022

Fixed Interest Rate	88%	84%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

As is public knowledge, the U.S. dollar LIBOR rate (Libor) was discontinued on June 30, 2023, and was replaced by the SOFR reference rate. Enel Chile Group successfully completed the transition from Libor to SOFR of 100% of its financial contracts and derivatives in June 2023, in line with market standards.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the third quarter of 2023, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.
>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

As of December 31, 2023, the Company held Brent hedges for 551 Kbbl to be settled for purchases and for 217 Kbbl to be settled for sales. With respect to gas, there were hedges for two commodities as of December 31, 2023: a) the Henry Hub Swap with 1.5 TBtu to be settled for sales; and b) the Henry Hub Future with 5.9 TBtu and 3.9 TBtu to be settled for purchases and sales, respectively. Regarding coal, there were 47 kTon as of December 31, 2023 to be settled for sales. As of December 31, 2022, the Company held swaps for 450 Kbbl of Brent oil to be settled in 2023 corresponding to fuel purchases; regarding gas, there were swaps for two commodities: a) the HH Swap with 2.7 TBtu to be settled in 2023 for sales; and b) the HH Future, with 18.9 TBtu to be settled in 2023 for purchases. Regarding coal, there were 175.6 kTon to be settled for purchases in 2023, whose indexation is related to energy sales contracts.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of 2023 due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives.

As of December 31, 2023, the liquidity of Enel Chile Group was Ch$ 563,291 million in cash and cash equivalents and Ch$ 473,645 million in unconditionally available long-term credit lines. As of December 31, 2022, the liquidity of Enel Chile Group was Ch$ 875,214 million in cash and cash equivalents and Ch$ 333,551 million in long-term committed credit lines.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. Additionally, there are portfolio monitoring and control measures for all the Company's segments: Corporate, Public Administration and Residential, with exclusive commercial executives available to attend to Corporate and Public Administration customers, in order to mitigate any activity that may put the customer's non-payment at risk.

Financial assets

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt
>	Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which including the exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 501,348 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

In connection with the credit line under New York State law, subscribed in June 2019 and maturing in June 2024, and another subscribed in October 2021 and maturing in October 2025, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in default also exceeds the equivalent of US$150 million. In addition, this credit line contains provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$ 300 million, among others, could lead to the acceleration of this debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

In connection with the bank loan under Chilean law, signed in July 2021 and maturing in June 2024, and another signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, these loans contain provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$ 150 million in the case of the loan maturing in June 2024 and US$ 300 million in the case of the loan maturing in December 2026, among others, could result in the declaration of acceleration of the loan.

In connection with the bank loan under Italian law, signed in August 2022 and maturing in December 2038, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration thereof.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2023

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of December 31, 2023.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
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Title: Chief Financial Officer

Date: February 28, 2024